Exhibit 99.2

Execution Version

CONSENT AND AMENDMENT TO

AMENDED, RESTATED AND CONSOLIDATED NOTE PURCHASE AGREEMENT

This Consent and Amendment to Amended, Restated and Consolidated Note Purchase Agreement (this “Agreement”), dated as of November 24, 2021 is entered into by and among Obsidian Energy Ltd. (f/k/a Penn West Petroleum Ltd.), an Alberta corporation (the “Company”), each of the Subsidiary Guarantors signatory hereto and each of the holders of the Notes (as defined below) signatory hereto (together with their respective successors and assigns, each a “Noteholder” and, collectively, the “Noteholders”). Except as provided below, capitalized terms used in this Agreement shall have the respective meanings ascribed to such terms in the Note Purchase Agreement described below.

RECITALS:

A. Reference is made to that certain Amended, Restated and Consolidated Note Purchase Agreement dated March 26, 2021 (the “Existing Note Purchase Agreement”), by and among the Company and each of the Purchasers listed in Schedule A attached thereto, pursuant to which the Company and such Purchasers agreed and consented to (a) the amendment, restatement and consolidation in its entirety of each Original Note Agreement as defined therein into the Note Purchase Agreement and (b) the amendment and restatement of the Existing Notes as defined therein (and as each such note may be amended, restated, supplemented or otherwise modified from time to time, including any note issued in exchange therefor or replacement thereof, collectively, the “Notes”). The principal amount of the Notes outstanding, both before and after the First Amendment Prepayment (as defined below), is set forth on Schedule A hereto.

B. The Company indirectly owns 55% of the membership interests in Peace River and the Company has requested that the Noteholders (i) consent to the acquisition of the remaining 45% membership interests (the “Remaining PROP Interest Acquisition”) by PROP Energy 45 Limited Partnership (“New PROP LP”) and (ii) agree to certain other amendments to the Note Purchase Agreement, in each case, pursuant to the terms and conditions hereinafter set forth.

C. Subject to the terms and conditions set forth in this Agreement, the Noteholders have agreed to consent to the Remaining PROP Interest Acquisition and the amendment of certain terms and provisions of the Note Purchase Agreement as more fully set forth herein.

D Each Noteholder is the owner of record of 100% of the outstanding aggregate principal amount of the Notes set forth opposite the name of such Noteholder in Schedule A attached hereto.

E The Existing Note Purchase Agreement as further amended and modified by this Agreement (and as may be further amended, restated, supplemented or otherwise modified from time to time) is herein referred to as the “Note Purchase Agreement”.

NOW, THEREFORE, in consideration of the premises herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged and agreed, the Company and the Noteholders agree as follows:

SECTION 1. AMENDMENTS TO EXISTING NOTE PURCHASE AGREEMENT.

Effective as of the date of satisfaction or waiver of each condition precedent set forth in SECTION 4 below (the “First Amendment Effective Date”), the Company and the Noteholders signatory hereto hereby agree to the following:

1.1 Note Purchase Agreement. The Existing Note Purchase Agreement (including the Schedules and Exhibits thereto) shall be and is hereby amended as set forth in Exhibit 1 by deleting the ~~red and struck through text~~, and by inserting the blue and underlined text. The Note Existing Purchase Agreement, after giving effective to the Amendments (as defined below), shall read in its entirety as set forth in Exhibit 2 attached hereto.

1.2 Schedules. Schedule 5.4, 5.4(e) and 5.15 of the Existing Note Purchase Agreement are hereby each amended by amending and restating each in its entirety as set forth in Exhibit 3.

SECTION 2. CONSENT TO REMAINING PROP INTEREST ACQUISITION.

Effective as of the First Amendment Effective Date, the Noteholders signatory hereto hereby consent to the acquisition of the Remaining PROP Interest by New PROP LP on the terms and conditions set forth herein.

SECTION 3. REPRESENTATIONS AND WARRANTIES.

To induce the Noteholders to enter into this Agreement, the Company represents and warrants, on the date of this Agreement and on the First Amendment Effective Date (it being agreed, however, that nothing in this SECTION 3 shall affect any of the representations and warranties previously made by the Company in or pursuant to the Existing Note Purchase Agreement, and that all such other representations and warranties, as well as the representations and warranties in this SECTION 3, shall survive the effectiveness of this Agreement and the Amendment as set forth herein), as follows:

3.1 Organization; Power and Authority. The Company and each Restricted Subsidiary has been duly incorporated, amalgamated or formed, as applicable, and is validly existing under the law of its jurisdiction of incorporation, amalgamation or formation, as applicable, and is duly registered to carry on business in each jurisdiction in which the nature of any material business carried on by it or the character of any material property owned or leased by it makes such registration necessary (except where failure to be so registered would not reasonably be expected to have a Material Adverse Effect), and each of them has full corporate or partnership power and capacity, as applicable, to enter into and perform its obligations under the Financing Agreements to which it is a party, and to carry on its business as currently conducted.

3.2 Authorization, Etc. This Agreement and the Note Purchase Agreement have been duly authorized on the part of the Company and the Subsidiary Guarantors, and this Agreement and the Note Purchase Agreement constitute legal, valid and binding obligations of the Company and the Subsidiary Guarantors enforceable against the Company and the Subsidiary Guarantors in accordance with their respective terms, except as such enforceability may be limited by (i) applicable bankruptcy, insolvency, business rescue, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

3.3 Compliance with Laws, Other Instruments, Etc. The execution, delivery and performance by the Company and its Restricted Subsidiaries of this Agreement and the Note Purchase Agreement will not (a) contravene, result in any breach of, constitute a default under, or result in the creation of any Lien in respect of any property of the Company or any Restricted Subsidiary under any indenture, mortgage, deed of trust, loan, purchase or credit agreement, lease, corporate charter, memorandum and articles of association, regulations or by-laws, or any other agreement or instrument to which the Company or any Restricted Subsidiary is bound or by which the Company or any Restricted Subsidiary or any of their respective properties may be bound or affected, (b) conflict with or result in a breach of any of the terms, conditions or provisions of any order, judgment, decree, or ruling of any court, arbitrator or Governmental Authority applicable to the Company or any Restricted Subsidiary or (c) violate any provision of any statute or other rule or regulation of any Governmental Authority applicable to the Company or any Restricted Subsidiary.

3.4 No Default. No Default or Event of Default exists immediately before or will exist immediately after giving effect to this Agreement.

3.5 Governmental Authorizations, Etc. No consent, approval or authorization of, or registration, filing or declaration with, any Governmental Authority is required in connection with the execution, delivery or performance by the Company and its Restricted Subsidiaries of this Agreement. It is not necessary to ensure the legality, validity, enforceability or admissibility into evidence in Alberta of this Agreement or the Note Purchase Agreement that any thereof or any other document be filed, recorded or enrolled with any Governmental Authority, or that any such agreement or document be stamped with any stamp, registration or similar transaction tax.

3.6 Ranking of Obligations. The Company’s payment obligations under the Note Purchase Agreement and the Notes rank at least pari passu, without preference or priority in right of payment, with its obligations under the Bank Facility and in priority to all unsecured Indebtedness of the Company. Each Subsidiary Guarantor’s payment obligations under the Note Purchase Agreement rank at least pari passu, without preference or priority, with its obligations in respect of the Bank Facility and in priority to all unsecured Indebtedness of such Subsidiary Guarantor.

3.7 Representations. Each of the representations and warranties of the Company and the Subsidiary Guarantors contained in the Note Purchase Agreement and other related documents to which it is a party are true and correct in all material respects on and as of the date hereof as if made on and as of the date hereof, except to the extent such representation or warranty was made as of a specific date, in which case such representation and warranty was true, correct and complete in all material respects as of such specific date.

3.8 No Fees; No Changed Terms. Neither the Company nor the Subsidiary Guarantors has, directly or indirectly, (i) paid or has agreed to pay any fees or other consideration to, or for the benefit of, any bank or other institution party to a Bank Facility other than a fee not greater than the fee payable to the Noteholders pursuant to Section 4.10 hereof, (ii) adopted or has agreed to adopt any other changes to the terms of a Bank Facility, or to provide more favorable terms to any bank or other institution party to a Bank Facility or (iii) agreed to any increase in the applicable margin indicated in the Pricing Table (as defined in the Bank Facility), utilization fees or other similar fee, in each case, in connection with obtaining the consent or approval of any bank or other institution to amendments substantially the same as the Amendment set forth in this Agreement.

3.9 Authorized Shares. The Company is authorized to issue an unlimited number of its common shares.

3.10 Intercompany Loan. The Remaining PROP Acquisition Intercompany Loan constitutes Collateral as defined in the Intercreditor Agreement.

SECTION 4. CONDITIONS TO EFFECTIVENESS.

This Agreement shall become effective as of the First Amendment Effective Date, subject to the satisfaction of each of the following conditions precedent:

4.1 Execution and Delivery of this Agreement. Each Noteholder and the Company shall have executed and delivered this Agreement and each of the Noteholders and the Company (or counsel on their behalf) shall have received a counterpart of this Agreement duly executed and delivered by the Noteholders and the Company.

4.2 Amendment to Bank Facility. The Noteholders shall have received a fully executed copy of the amendment to the Bank Facility, dated as of November 24, 2021, between the Company, as borrower, the financial institutions and other persons party thereto, as Lenders, and Royal Bank of Canada, as administrative agent for the Lenders, which shall be consistent with the Amendment set forth herein, shall be in form and substance satisfactory to the Noteholders and shall be in full force and effect (the “Amendment to Bank Facility”).

4.3 Remaining PROP Interest Acquisition.

(a) Each Noteholder shall have received an officer’s certificate of the Company certifying that each of the following has occurred, or will occur, prior to or substantially concurrently with the effectiveness of this Agreement:

(i) the Company shall have received Remaining PROP Interest Acquisition Equity Proceeds in the amount of no less than Cdn.$[Redacted – Confidential];

(ii) New PROP LP shall have received net proceeds in the amount of no less than Cdn.$[Redacted – Confidential] from a drawdown made under or pursuant to the Remaining PROP Interest Acquisition Facility;

(iii) the Company shall make a drawdown on the Bank Facility in the amount of the Remaining PROP Interest Acquisition Intercompany Loan to Cordova;

(iv) the proceeds of the Remaining PROP Interest Intercompany Loan received by Cordova shall have been used by Cordova to make a subscription for limited partnership units in New PROP LP pursuant to the Subscription Agreement (the “New PROP LP Subscription”); and

(v) the proceeds received by New PROP LP pursuant to the New PROP LP Subscription and under the Remaining PROP Interest Acquisition Facility, together with any Share Consideration (under and as defined in the PROP PSA), shall be in an amount sufficient to complete the Remaining PROP Interest Acquisition.

(b) Each Noteholder, shall have received an officer’s certificate of the Company attaching thereto certified true, correct and complete copies of the following agreements, instruments and documents, as the case may be, each of which are in form and substance satisfactory to the Required Holders, each acting reasonably:

(i) the New PROP SPE Constating Documents;

(ii) the Remaining PROP Interest Acquisition Facility Documents;

(iii) the Peace River Management Agreement;

(iv) the PROP PSA and all other material documentation relating to the Remaining PROP Interest Acquisition, including the Mutual Release (as defined in the PROP PSA) (the “PROP Acquisition Documents”);

(v) the Shared Services and Overhead Agreement;

(vi) the Remaining PROP Interest Acquisition Intercompany Loan;

(vii) the Subscription Agreement;

(viii) the PROP AMI Agreement; and

(ix) the PROP Allocation Agreement.

(c) An amendment and restatement agreement to the PROP Partnership Agreement shall have been delivered in escrow, to be released on the First Amendment Effective Date, which amending agreement will remove: (i) Section 17.5 thereof (that is, to remove the provisions in the PROP Partnership Agreement relating to the ROFR (as defined in the PROP Partnership Agreement) and the tag along rights); and (ii) Section 17.6 thereof (that is, to remove the provisions in the PROP Partnership Agreement relating to the compulsory buy/sell (shotgun) applicable if the management committee has not approved an approved annual budget by unanimous approval in certain circumstances), which amending agreement shall be in form and substance satisfactory to Required Holders, and the Noteholders shall have received an officer’s certificate of the Company attaching thereto a certified true, correct and complete copy thereof.

(d) Each Noteholder shall have received satisfactory evidence that (1) all board of director, shareholder, board of manager and member action on behalf of the parties to the agreements related to the Remaining PROP Interest Acquisition necessary under applicable law in order to approve and consummate the Remaining PROP Interest Acquisition shall have been duly taken and (2) all necessary authorizations, consents, approvals, registrations or other actions by or notices to or filings with any court or administrative or Governmental Authority or other Person required to be obtained under this Agreement or in order to consummate the Remaining PROP Interest Acquisition shall final and in full force and effect; and the Noteholders shall have received an officer’s certificate of the Company attaching thereto certified true, correct and complete copies of the thereof.

(e) Each Noteholder shall have received a legal opinion from Bennett Jones LLP and/or other legal counsel to the New PROP SPEs, in form and substance satisfactory to such Noteholder, acting reasonably, with respect to the non-consolidation of the Company and the New PROP SPEs.

(f) The Remaining PROP Interest Acquisition shall have been completed in accordance with the PROP PSA (or will be completed upon payment of the purchase price thereunder, and as described therein) and the other PROP Acquisition Documents without any termination thereof or any amendments thereto or waivers of, or consents under, the conditions and other provisions thereof which are materially adverse to the interests of the Noteholders (and the Noteholders shall have received evidence thereof satisfactory to the Noteholders, acting reasonably), unless previously consented to by the Required Holders in writing (such consent not to be unreasonably withheld, delayed or conditioned); in addition to and without limiting the generality of the foregoing, the Company shall have delivered to the Noteholders an officer’s certificate of an officer of the Company attaching a copy of each authorization that is a condition precedent under any PROP Acquisition Document (if applicable) and certifying as to the foregoing and that:

(i) all consents and approvals required to complete the Remaining PROP Interest Acquisition have been obtained, and all conditions precedent to the completion of the Remaining PROP Interest Acquisition under the PROP Acquisition Documents have been, or will be upon giving effect to the payment of the purchase price thereunder, as described therein, satisfied, except as waived in accordance with (ii) below;

(ii) there has been no termination or material amendment of, or waiver or consent by any New PROP SPE under, any PROP Acquisition Document which is materially adverse to the interests of the Noteholders, unless previously consented to by the Required Holders in writing (such consent not to be unreasonably withheld, delayed or conditioned); and

(iii) the Remaining PROP Interest Acquisition has been, or will be, financed using: (A) the proceeds received by New PROP LP pursuant to the New PROP LP Subscription and under the Remaining PROP Interest Acquisition Facility; and (B) if applicable, Share Consideration (as defined in the PROP PSA).

4.4 Stream No Recourse Agreement. The Noteholders shall have received that certain agreement by SAF Jasper LP (“Stream”) in favor of the Noteholders, the Company and the Restricted Subsidiaries, whereby Stream agrees and acknowledges that (1) its recourse in respect of the New PROP Acquisition Facility is limited solely to the assets of New PROP LP, including the 45% interest in Peace River owned by New PROP LP and (2) it has no resort or recourse to any of the Obsidian Parties (as defined in the Note Purchase Agreement) or the partnership assets of Peace River, and Stream shall not file, or join in filing or support any action, suit or other proceeding against any of the same in respect thereof.

4.5 Tranche B Facility Commitment Reduction Repayment. The Noteholders shall have received repayment in the amount USD$[Redacted – Confidential] (the “First Amendment Prepayment”), representing the Noteholder pro rata payment contemporaneous with the Cdn.$ [Redacted – Confidential] commitment reduction of the Tranche B Facility of the Bank Facility.

4.6 Other Documents. The Noteholders shall have received any other documents or evidence that the Required Holders have reasonably requested in connection herewith.

4.7 No Default or Event of Default. No Default or Event of Default shall have occurred and be continuing as of the First Amendment Effective Date or shall result from or exist immediately after the coming into effect of the consent to the Remaining PROP Interest Acquisition set forth herein, the amendments to the Existing Note Purchase Agreement contemplated hereby and the completion of the Remaining PROP Interest Acquisition, and the Noteholders shall have received an officer’s certificate from an officer of the Company certifying the same.

4.8 Representations and Warranties. The representations and warranties set forth in SECTION 3 hereof shall be true and correct as of the First Amendment Effective Date. Each of the representation and warranties set out in Section 5 of the Note Purchase Agreement, as amended by this Agreement, shall be true and correct in all material respects (other than those representations and warranties which are already subject to a materiality threshold (such as Material Adverse Effect), which shall be true and correct in all respects), and the Noteholders shall have received an officer’s certificate from an officer of the Company certifying the same;

4.9 Fees. The Company shall have paid all outstanding costs, expenses and fees of the Noteholders, including the fees and expenses of Akin Gump Strauss Hauer & Feld LLP and the fees of GLC Advisors & Co., LLC, including the Amendment Fee as defined in the the GLC Advisors Engagement Letter, each as invoiced at least one (1) Business Day prior to the First Amendment Effective Date.

4.10 Noteholder Fee. The Company shall have paid to each Noteholder (a) their pro rata share of US$[Redacted – Confidential] (the “Additional Fee”) the fee which equals the total amount required to be paid to the Noteholders on account of the payment by the Company to the Agent (as defined in the Bank Facility) in the aggregate amount of C$[Redacted – Confidential] and (b) an amendment fee equal to [Redacted – Confidential]% ([Redacted – Confidential] bps) (the “Amendment Fee” and together with the Additional Fee, the “Fees”) of the outstanding principal amount of the Notes, after application of the First Amendment Prepayment each of which, for the avoidance of doubt shall be paid in U.S. dollars.

SECTION 5. CONDITIONS SUBSEQUENT.

The consent set forth in SECTION 2 and the amendments to the Existing Note Purchase Agreement set forth in SECTION 1 herein shall automatically become null and void and of no effect without any further action or step being required, and an Event of Default under the Existing Note Purchase Agreement shall be deemed to have automatically occurred, if the Company has not caused the following to have been delivered to Noteholder on or prior to December 10, 2021 (or such longer period as the Required Holders may agree):

(a) a securities pledge agreement entered into between Penn West Northern Harrier Partnership and the Collateral Agent granting a security interest in its general partner interests in PROP, in form and substance satisfactory to the Required Holders, acting reasonably;

(b) a securities pledge agreement between Penn West Sandhill Crane Ltd. and the Collateral Trustee granting a security interest in its general partner interests in PROP, in form and substance satisfactory to the Agent and Lenders’ Legal Counsel, each acting reasonably;

(c) an officer’s certificate from Penn West PROP Holdco Ltd. (with respect to itself and in its capacity as the general partner of Penn West PROP Limited Partnership, a partner of Penn West Northern Harrier Partnership) attaching (i) certified copies of its articles and by-laws and any unanimous shareholders agreement applicable to it; (ii) the limited partnership agreement of Penn West PROP Limited Partnership; (iii) certified copies of all applicable shareholder and partner resolutions authorizing the securities pledge agreement to which Penn West Northern Harrier Partnership is to be a party pursuant to SECTION 5(a) hereof and the transactions thereunder; and (iv) a certificate of incumbency in respect of the persons executing and delivering the securities pledge agreement to which Penn West Northern Harrier Partnership is to be a party pursuant to SECTION 5(a) hereof;

(d) an officer’s certificate from Penn West Sandhill Crane Ltd. (with respect to itself and on behalf of Penn West Northern Harrier Partnership) attaching (i) certified copies of its articles and by-laws and any unanimous shareholders agreement applicable to it; (ii) the limited partnership agreement of Penn West Harrier Partnership; (iii) certified copies of all applicable resolutions authorizing the securities pledge agreement to which it is to be a party pursuant to SECTION 5(b) hereof and the transactions thereunder; (iv) certified copies of all applicable shareholder and resolutions authorizing the securities pledge agreement to which Penn West Northern Harrier Partnership is to be a party pursuant to SECTION 5(a) hereof and the transactions thereunder; and (v) a certificate of incumbency in respect of the persons executing and delivering the securities pledge agreement to which it is to be a party pursuant to SECTION 5(b) hereof and pursuant to which Penn West Northern Harrier Partnership is to be a party pursuant to SECTION 5(a) hereof;

(e) a current certificate of status, good standing or compliance, as the case may be, in respect of the jurisdiction of formation or subsistence for each of Penn West Sandhill Crane Ltd., Penn West PROP Holdco Ltd. and Penn West Northern Harrier Partnership, dated on or about the date of the delivery of the agreements referred to in SECTION 5(a) and SECTION 5(b) above;

(f) original unit certificates in PROP issued to Penn West Sandhill Crane Ltd. and Penn West Northern Harrier Partnership, together with executed and undated partnership transfers, each delivered to the Collateral Agent; and

(g) a legal opinion from counsel to the Company with respect to the foregoing in form and substance as may be required by the Required Holders acting reasonably.

The Company hereby acknowledges, confirms and agrees that the agreements to be delivered by it pursuant to SECTION 5(a) and SECTION 5(b) above constitute “Security”.

SECTION 6. MISCELLANEOUS.

6.1 No Waiver. This Agreement shall be construed in connection with and as part of the Note Purchase Agreement, and except as modified and expressly amended by this Agreement, all terms, conditions and covenants contained in the Note Purchase Agreement and the Notes are hereby ratified and shall be and remain in full force and effect. Each of the Company and the Subsidiary Guarantors hereby reaffirms its obligations, liabilities and indebtedness under the Note Purchase Agreement and the Notes (in the case of the Company) and confirms that such obligations, liabilities and indebtedness are unconditional and not subject to any defense, setoff, counterclaim or other adverse claim (except solely to the extent expressly provided in the Note Purchase Agreement). Reference to this specific Agreement need not be made in the Note Purchase Agreement or the Notes, or any other instrument or document executed in connection therewith, or in any certificate, letter or communication issued or made pursuant to or with respect to the Note Purchase Agreement or the Notes, any reference in any of such items to the Note Purchase Agreement being sufficient to refer to the Note Purchase Agreement as modified hereby unless the context otherwise requires.

6.2 Governing Law. This Agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the law of the State of New York excluding choice-of-law principles of the law of such State that would permit the application of the laws of a jurisdiction other than such State.

6.3 Binding Effect. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns.

6.4 Payment of Fees. Without limiting anything contained in Section 16.1 (Transaction Expenses) of the Note Purchase Agreement and SECTION 4.10 hereof, whether or not the First Amendment Effective Date occurs, the Company hereby agrees to pay all of the reasonable fees, costs and expenses incurred in connection with this Agreement and the other documents contemplated hereby, including, without limitation, the reasonable outstanding fees, costs, client charges and expenses of counsel for the Noteholders promptly after receipt of an invoice therefor.

6.5 Amendment. No amendment, modification, rescission, waiver or release of any provision of this Agreement shall be effective unless the same shall be in writing and signed by the Company and the Required Holders (or in the case of amendments that require unanimity, all holders of Notes).

6.6 Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall (to the full extent permitted by law) not invalidate or render unenforceable such provision in any other jurisdiction.

6.7 Subsidiary Guarantor Confirmation. Each of the undersigned Subsidiary Guarantors affirms that it is a party to a Subsidiary Guaranty Agreement and hereby (i) agrees, acknowledges and affirms that all of its obligations under its Subsidiary Guaranty Agreement as a Subsidiary Guarantor continue to be in full force and effect in respect of all obligations guaranteed thereunder, and (ii) irrevocably, absolutely and unconditionally reaffirms its guarantee of the obligations guaranteed thereunder.

6.8 Counterparts. This Agreement may be executed in any number of counterparts, each executed counterpart constituting an original, but altogether only one instrument. The parties agree to electronic contracting and signatures with respect to this Agreement. Delivery of an electronic signature to, or a manually signed counterpart of, this Agreement by facsimile, e-mail, .pdf or other electronic transmission shall be fully binding on the parties to the same extent as the delivery of a manually signed counterpart and shall be admissible into evidence for all purposes.

[Intentionally left blank – signature page follows]

IN WITNESS WHEREOF the parties hereto have executed and delivered this Agreement as of the date first set forth above.

COMPANY:

OBSIDIAN ENERGY LTD.

By:	“Peter D. Scott”
Name:	Peter D. Scott
Title:	Senior Vice President and Chief Financial Officer

SUBSIDIARY GUARANTORS:

PENN WEST NORTHERN HARRIER
PARTNERSHIP

By:	“Peter D. Scott”
Name:	Peter D. Scott
Title:	Chief Financial Officer

OBSIDIAN ENERGY PARTNERSHIP

By:	“Peter D. Scott”
Name:	Peter D. Scott
Title:	Chief Financial Officer

PENN WEST PROP HOLDCO LTD.

By:	“Peter D. Scott”
Name:	Peter D. Scott
Title:	Chief Financial Officer

PENN WEST PROP LIMITED PARTNERSHIP

By:	“Peter D. Scott”
Name:	Peter D. Scott
Title:	Chief Financial Officer

PENN WEST SANDHILL CRANE LTD.

By:	“Peter D. Scott”
Name:	Peter D. Scott
Title:	Chief Financial Officer

1647456 ALBERTA LTD.

By:	“Peter D. Scott”
Name:	Peter D. Scott
Title:	Chief Financial Officer

For purposes of SECTION 6.7 (Subsidiary Guarantor Confirmation), the foregoing Agreement is hereby acknowledged and accepted as of the date thereof.

PENN WEST NORTHERN HARRIER
PARTNERSHIP

By:	“Peter D. Scott”
Name:	Peter D. Scott
Title:	Chief Financial Officer

OBSIDIAN ENERGY PARTNERSHIP

By:	“Peter D. Scott”
Name:	Peter D. Scott
Title:	Chief Financial Officer

PENN WEST PROP HOLDCO LTD.

By:	“Peter D. Scott”
Name:	Peter D. Scott
Title:	Chief Financial Officer

PENN WEST PROP LIMITED PARTNERSHIP

By:	“Peter D. Scott”
Name:	Peter D. Scott
Title:	Chief Financial Officer

PENN WEST SANDHILL CRANE LTD.

By:	“Peter D. Scott”
Name:	Peter D. Scott
Title:	Chief Financial Officer

1647456 ALBERTA LTD.

By:	“Peter D. Scott”
Name:	Peter D. Scott
Title:	Chief Financial Officer

The foregoing Agreement is hereby agreed and consented to as of the date thereof.

[REDACTED – CONFIDENTIAL]

By:	(Signed)
Vice President

[REDACTED – CONFIDENTIAL]

By:	[Redacted – Confidential], as Investment Manager

By:	(Signed)
Vice President

[REDACTED – CONFIDENTIAL]

By:	[Redacted – Confidential], as Investment Manager

By:	(Signed)
Vice President

[REDACTED – CONFIDENTIAL]

By:	[Redacted – Confidential] (as Investment Advisor)

By:	[Redacted – Confidential] (as its General Partner)

By:	(Signed)
Vice President

The foregoing Agreement is hereby agreed and consented to as of the date thereof.

[REDACTED – CONFIDENTIAL]

By:	[Redacted – Confidential], as Investment Manager

By:	[Redacted – Confidential], as Sub-Adviser

By:	(Signed)
Vice President

[REDACTED – CONFIDENTIAL]

By:	[Redacted – Confidential] (as Investment Advisor)

By:	[Redacted – Confidential] (as its General Partner)

By:	(Signed)
Vice President

[REDACTED – CONFIDENTIAL]

By:	[Redacted – Confidential] (as Investment Advisor)

By:	[Redacted – Confidential] (as its General Partner)

By:	(Signed)
Vice President

The foregoing Agreement is hereby agreed and consented to as of the date thereof.

[REDACTED – CONFIDENTIAL]

By:	[Redacted – Confidential]

By:	(Signed)
Name:
Title:

SCHEDULE A

INFORMATION RELATING TO NOTEHOLDERS

EXHIBIT 1

NOTE PURCHASE AGREEMENT AMENDMENTS

See attached

EXHIBIT 2

NOTE PURCHASE AGREEMENT

See attached

EXHIBIT 3

SCHEDULES

See attached